Exhibit C

May 20, 2021

Board of Directors

Heron Lake Bio-Energy, LLC

91246 390th Ave,

Heron Lake, MN 56137

Re: Business Advisory Services' Fairness Opinion

Dear Members of the Board of Directors,

The Board of Directors retained Business Advisory Services, Inc. (“BAS”) to act as its financial advisor in connection with the Transaction and to provide an opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the Heron Lake BioEnergy, LLC (the “Company” or “HLBE”) upon completion of the Transaction. The assets of HLBE include the ethanol plant and all of its supporting assets and Agrinatural Gas, LLC. The Company’s wholly owned subsidiary, HLBE Pipeline Company, LLC (“HLBE Pipeline Company”), is the sole owner of Agrinatural Gas, LLC (“Agrinatural”). Agrinatural operates a natural gas pipeline that provides natural gas to Heron Lake BioEnergy, LLC’s ethanol production facility and other customers through a connection with natural gas pipeline facilities of Northern Border Pipeline Company in Cottonwood County, Minnesota.

BAS is a financial advisory firm based in Englewood, Colorado with extensive experience in the ethanol sector, having completed transactions, business valuations, strategic and capital planning sessions, as well as managing a proprietary best-practices benchmarking platform for several independent ethanol plants. The Board of Directors selected BAS based on its qualifications, expertise and reputation and knowledge of the industries in which the Company conducts its business.

Based upon and subject to the assumptions, qualifications, limitations and factors described herein, BAS has concluded that the consideration to be received by the Company upon the consummation of the Transaction is fair, from a financial point of view, to the Company.

In arriving at its opinion, BAS took into account an assessment of general economic, market and other conditions, as well as its experience in connection with similar transactions and securities valuations generally. BAS made numerous assumptions about industry performance and general business conditions, many of which are beyond management’s control.

In performing its due diligence, BAS performed the following activities, among others:

●	reviewed the Merger Agreement;
●	reviewed the Plan of Merger;
●	reviewed the Minutes of Action of GFE;

●	reviewed the Minutes of Action of HLBE;
●	reviewed unaudited monthly financial statements of the Company;
●	reviewed the Company’s U.S. Securities and Exchange Commission and Auditor Reviewed financial statements through October 31, 2020;
●	reviewed certain internal financial projections for Seller for the fiscal year ending December 31, 2020 as prepared and provided to BAS by management;
●	reviewed HLBE valuation report dated January 2021 and prepared by BAS;
●	met with certain members of management to discuss the business, operations, historical and projected financial results and future prospects of the Company;
●	reviewed recent industry and analyst reports regarding the ethanol industry;
●	reviewed certain publicly available financial data for companies BAS deemed relevant in evaluating the Company;
●	reviewed the financial terms, to the extent publicly available, of certain comparable ethanol plant transactions; and
●	performed a discounted cash flow analysis utilizing projections from management and based on historical performance of the Company.

In arriving at its opinion, BAS relied upon and assumed the accuracy and completeness of all of the financial and other information, including the projections, that it used, without assuming any responsibility for any independent verification of any such information. Further, BAS relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make any such information incomplete or misleading. With respect to the financial information and projections used, BAS assumed that such information had been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. BAS did not make or obtain any evaluations or appraisals of the Company’s assets and liabilities (contingent or otherwise).

The analyses performed were prepared as part of BAS’s analysis of the fairness, from a financial point of view, of the consideration to be paid to the Company upon consummation of the Transaction, and will be provided to the Board of Directors in connection with the delivery of BAS’s opinion.

Consideration Overview

Based on the terms of the Merger Agreement of the HLBE minority share purchase, BAS calculated an implied Seller unit value of a range of $18.6 million to $22.6 million, which reflects the purchase price of $14 million, less the HLBE shareholders pro rata share of March 31, 2021 Working Capital of $2.94 million from HLBE and $1.2 million from Agrinatural, plus HLBE’s pro rata share of the outstanding debt in the business of $9.2 million, which Granite Falls Energy (GFE) has agreed to assume. HLBE also has $8.7 million in Other Long-Term Liabilities, which are rail car leases that are required to be on the balance sheet because they are capital leases. BAS does not believe these while be included in the tax opinion as part of the value in the sale, but as of the writing of this Fairness Opinion we don’t know how the IRS will treat these Liabilities. Therefore, the range of $18.6 million to $22.6 million doesn’t include the Other Long-Term Liability at the low end and does include this Liability at the high end of the value. For this compensation the HLBE shareholders will transfer title of all 38,456,283 units they own in the Company (49.35% of HLBE plant ownership). The sole payment is the Purchase Price. The HLBE shareholders will not have any right to assets of the business and will not have responsibility of any of the liabilities of the business.

Heron Lake BioEnergy, LLC (HLBE) Sale Value
3/31/21 Balance Sheets
	HLBE	Agrinatural Gas, LLC
Current Assets	$13,600,199	$2,592,719
Current Liabilities	$7,650,454	$167,420
Working Capital	$5,949,745	$2,425,299
Long-Term Debt	$17,673,632	$0
Other Long-Term Liabilities (OLTL) /3	$8,216,653	$0
Total Long-Term Liabilities	$25,890,285	$0
Demonstarted Denatured Ethanol Production Gallons	67,000,000
	Shares	Percent Ownership
HLBE Units /1	38,456,283	49.35%
GFE Units /2	39,475,824	50.65%
Total HLBE Company Units	77,932,107	100.00%

Price Calculation	Without OLTL	With OLTL
HLBE Sale Price	$14,000,000	$14,000,000
HLBE
Less Working Capital (49.35%)	$(2,935,954)	$(2,935,954)
Plus Long-Term Debt (49.35%)	$8,721,209	$8,721,209
Plus Other Long-Term Liabilities (49.35%)		$4,054,580
Agrinatural Gas, LLC
Less Working Capital (49.35%)	$(1,196,785)	$(1,196,785)

Total Price Consideration	$18,588,470	$22,643,050
$/HLBE Unit /1	$0.48	$0.59
$/Denatured Ethanol Gallon (49.35%)	$0.56	$0.68

Heron Lake BioEnergy, LLC (HLBE)

Granite Falls Energy, LLC (GFE)

/1 HLBE minority ownership interest 38,456,283 shares

/2 GFE majority HLBE shares 39,475,824

/3 These liabilities are for rail cars. The long-term leases are expensed in the Income Statement.

Transaction Analysis

BAS performed analyses using three different methodologies, as more fully discussed below:

●	a comparable public company analysis;
●	a comparable transaction analysis; and
●	a discounted cash flow analysis.

In preparing the analyses, BAS also considered the Company’s historical and potential future financial performance and the macroeconomic environment.

Comparable Public Company Analysis

In performing a comparable public company analysis, BAS identified similar public companies, evaluated operating performance and profitability for similar public companies and calculated certain multiples and compared them to multiples implied by the Transaction. BAS’s analysis focused on public companies in the ethanol industry.

With respect to ethanol producers, BAS focused on three publicly traded companies deemed similar to the Company:

●	Green Plains, Inc. (GPRE);
●	Alto Ingredients, Inc. (ALTO); and
●	REX American Resources Corporation (REX).

None of the comparable companies has characteristics identical to the Company. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors.

The following table summarizes certain multiples for the selected comparable groups and the implied multiple for the Company. In the table, “TTM” refers to a period consisting of the “trailing twelve months,” which for the Company’s financial statements means the 12-months ended October 31, 2020. For the comparable companies we included similar TTM period for which data was publicly available which may be different than for the Company. “Enterprise Value” or “EV” means the value of the company on a cash-free, debt-free basis. “EBITDA” means earnings before interest, taxes, and depreciation and amortization. The table below compares the Company’s Enterprise Value (a) as a multiple of trailing twelve months production in gallons, and (b) as a multiple of trailing twelve months EBITDA, with each of the comparable public companies. The implied EV for HLBE ownership share (49.35%) is $28.7 million and TTM gallons are 32.2 million gallons. The lower EV / TTM Gallons is driven by the financial distress of the HLBE’s business and the lack of Company control of the minority shares. The negative EV / TTM EBITDA is drive by the negative EBITDA.

HLBE and Public Company Valuation Multiples
	Enterprise Value / TTM Gallons	Enterprise Value / TTM EBITDA	TTM EBITDA (Mil$)
Green Plains, Inc.	2.26	-165.05	-10
Alto Ingredients, Inc	0.92	12.32	40.1
REX American Resources, Inc.	1.68	17.40	23.8

Low	0.92	-165.05	-10
Mean	1.62	-45.11	18
High	2.26	17.40	40.1

HLBE /1	0.89	-7.93	-3.6

/1 Adjusted for HLBE minority ownership interest of 38,456,283 shares = 49.35% of ownership

Comparable Transaction Analysis

BAS maintains a comprehensive database of ethanol industry transactions going back to 2008. In performing the comparable transaction analysis, BAS identified transactions with known transaction values, calculated certain multiples and compared them to multiples implied by the Transaction.  In performing the comparable transaction analysis, BAS conducted a search for similar merger, acquisition and asset purchase transactions, identified transactions with disclosed transaction values, calculated certain multiples and compared them to multiples implied by the Transaction.

BAS focused on transactions with target companies that BAS deemed similar to the Company and that fit within the following parameters:

●	transactions where the target company was an ethanol production facility;
●	public and private target companies in which transactions occurred for material minority interest or controlling interest of the company was acquired; and
●	transactions announced or completed between October 1, 2018 and April 31, 2021.

BAS excluded transactions that did not meet these criteria or for which information was not available, and excluded repurchases and minority interest acquisitions. BAS identified 11 transactions that satisfied the selection criteria:

Date Closed	Transaction Type	Sale Interest %	Seller	Buyer
Oct-18	Full Sale	100%	Green Plains Renewable Energy	Valero
Dec-19	Full Sale	100%	Advanced Bioenergy	Glacial Lakes Energy LLC
Dec-19	Full Sale	100%	Advanced Bioenergy	Glacial Lakes Energy LLC
Jan-20	Partial Sale	25%	Bungy	SIRE
Feb-20	Partial Sale	60%	Lincolnway Energy	Husker Ag LLC
Oct-20	Full Sale	100%	Corn Plus	Greenfield Global
Dec-20	Full Sale	100%	Green Plains Renewable Energy	Hereford Ethanol Partners, L.P.
Feb-21	Full Sale	100%	Prairie Horizon	Private
Mar-21	Partial Sale	13%	IGPC shareholders	Urbana Corporation
Apr-21	Full Sale	100%	Alto Ingredients (Pacific Ethanol)	Seaboard Energy California

Like many industries, the ethanol industry has specific valuation metrics for comparing transactions. The most common metric in the ethanol industry is the transaction value for property, plant, and equipment (“PPE”) as a multiple of trailing twelve months ethanol production. Working capital is typically excluded or treated separately. Focusing on the PPE multiple facilitates the comparison of comparable transaction by normalizing for highly seasonal working capital balances. The Transaction Value range of $18.6 million to $22.6 million, which reflects the purchase price of $14 million, less the HLBE shareholders pro rata share of March 31, 2021 Working Capital for HLBE of $2.94 million and $1.2 million from Agrinatural, plus HLBE’s pro rata share of the outstanding debt in the business of $9.2 million. The higher Transaction Value would be if the IRS forced sellers to include Other Long-Term Liabilities of $8.2 million as part of the value calculation for tax purposes.

Based on the information disclosed with respect to the targets in the each of the comparable transactions, BAS calculated and compared the PPE values as a multiple of TTM annual production capacity in gallons. The analysis indicated that the multiples for these comparable transactions were as follows:

	Comparable Transactions			HLBE
	Low	Mean	High	Price Consideration
PPE Value/TTM Gallons	$0.07	$0.46	$0.84	$0.56 to $0.68

Every company is unique, and none of the target companies utilized in the comparable transactions analysis has characteristics identical to HLBE. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the comparable transactions and other factors that could affect the respective acquisition values.

Discounted Cash Flow Analysis

A discounted cash flow (or “DCF”) analysis estimates the present value of the projected theoretical future cash flow for a company, discounted at a rate reflecting risks inherent in its business and capital structure. In performing a discounted cash flow analysis, BAS reviewed Company projections of future financial performance as prepared by management, reviewed free cash flows over the projection period and calculated terminal value, and calculated present value of projected cash flows and terminal value at market discount rates.

A discounted cash flow analysis estimates a value for a company based on certain assumptions, many of which are beyond the company’s control. Changing market environment, regulatory initiatives, commodity prices and other factors will likely impact the company’s financial performance in ways not anticipated by the discounted cash flow analysis.

In the discounted cash flow analysis, BAS estimated a theoretical value for the Company based on a six-year forecast of future performance with a terminal value projected based on a multiple of the sixth year’s EBITDA.

Benchmarked EBITDA per Denatured Ethanol Gallon Relative to Midwest Ethanol Plants
Company	State	2016	2017	2018	2019	2020*	3yr Avg.	5yr Avg.

Comparison Min		(0.00)	(0.09)	(0.10)	(0.20)	(0.15)	(0.04)	0.02
Comparison Avg		0.18	0.13	0.08	0.03	0.03	0.05	0.10
Comparison Max		0.31	0.26	0.22	0.20	0.13	0.16	0.19
Heron Lake ***	MN	0.199	0.160	0.088	(0.004)	(0.151)	(0.022)	0.058
		17 of 34	13 of 34	17 of 32	20 of 30	29 of 30	25 of 30	21 of 30

*All 2020 numbers through Dec except for SEC Filers through 3Q20

**Have not received financials most likely due to plant not operating

***Added back the $1.83MM write-off on the boiler to 2020

Key Assumptions for the Discounted Cash Flow Valuation

●	The FY-2021 EBITDA of negative $7.6MM after adding back the $1.83MM boiler write-off. HLBE lost an additional $2.4MM in Nov-2020 and Dec-2020. Therefore, we used the 5 year average EBITDA per gallon of $0.058 to estimate EBITDA for years 2021-2026 because we believe the HLBE plant has economic value even though the company has sustained losses in the last 2 years.
●	Annual Production of 68MMGY was used to give HLBE credit for the recent investments.
●	Capital Expenditure forecast from Company management: $0.55 million per year
●	Working Capital based on historical average
●	Tax Rate of 30%, due to the fact the Company is taxed as a partnership
●	Tax Depreciation forecast from management
●	Discount rate of 8.47% was used based on the Weighted Average Cost of Capital and HLBE’s current capital structure and 15% Return on Equity

●	Terminal Value Multiple of 5 was used based on an operating plant sale range of 3.0x to 6.0x on 2026 EBITDA.

	DCF		HLBE
	3x 2026 EBITDA	6x 2026 EBITDA	DCF on PPE basis
Enterprise/Gallons	$0.174	$0.348	$0.29
Enterprise/Unit	$0.152	$0.301	$0.25

In addition, BAS considered the size and nature of the Company’s business, position in the industry, and recent trends in merger and acquisitions. BAS’s DCF analysis based on these assumptions resulted in an Enterprise Value for the Company ranging from $11.8 million applying a multiple of 2026 EBITDA of 3.0x to $23.7 million applying a multiple of 2026 EBITDA of 6.0x.

Conclusion

Based on the information and analyses set forth above, BAS rendered its oral opinion, subsequently confirmed in writing, to the Board of Directors, which stated that, as of March 31, 2021, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the consideration to be paid to the Company upon consummation of the Transaction is fair, from a financial point of view, to the Company.

BAS’s opinion is subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions, and the information made available to BAS, as of the date of its opinion. Events occurring after the date thereof could materially affect the assumptions used in preparing, and the conclusions reached in, that opinion. BAS assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances or events occurring after the date of the opinion, or prior to closing the Transaction.

In reaching its conclusion as to the fairness of the consideration to be paid to the Company and in its presentation to the Board of Directors, BAS did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. BAS believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

BAS’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies are not appraisals or valuations, and do not necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to the Company or the Transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which the Company was compared and other factors.

BAS’s analysis and opinion are intended for the benefit and use of the Board of Directors in connection with the Transaction. BAS’s opinion does not constitute a recommendation to the Board of Directors or to Unit holders as to how to vote in connection with the Transaction. BAS’s opinion does not address the underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage.

The Company has agreed to pay BAS a fee that is not contingent on the consummation of the Transaction, and to indemnify BAS against various liabilities arising out of BAS’s services to the Company. BAS does not beneficially own any interest in either the Company or in Buyer. BAS has previously provided services to the Buyer and the Seller.

Respectfully submitted,

Business Advisory Services, LLC

By: Scott McDermott, CEO